Exhibit 99.3

Coppersmith Value Partners, LLC
1370 Sixth Avenue, 25th Floor
New York, NY 10019

___________ __, 2013

[Nominee Name]
[Nominee Address]

Re:           Alere Inc.

Dear ___________:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Alere Inc., a Delaware corporation (the “Company”), in connection with the proxy solicitation that Coppersmith Value Partners, LLC (“Coppersmith”) is considering undertaking to nominate and elect directors at the Company’s 2013 annual meeting of shareholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its shareholders.  This letter will set forth the terms of our agreement.

Coppersmith agrees to indemnify and hold you harmless against any and all claims, made or threatened, of any nature arising from the Solicitation and any related transactions (including advancement of out-of-pocket costs reasonably incurred by you in connection with the investigation, defense, settlement or appeal of a claim, investigation or proceeding), irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to Coppersmith of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by Coppersmith), or material breach of the terms of this letter agreement, in each case as judicially determined; provided further, that the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Coppersmith prompt written notice of such claim or Loss (provided that failure to promptly notify Coppersmith shall not relieve Coppersmith from any liability which it may have on account of this letter agreement, except to the extent Coppersmith shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Coppersmith will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.

Coppersmith may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, Coppersmith shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without Coppersmith’s prior written approval.  In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of Coppersmith, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of Coppersmith, any confidential, proprietary or non-public information (collectively, “Information”) that you have heretofore obtained or may obtain in connection with the Solicitation or your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Coppersmith or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public or industry.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Coppersmith so that Coppersmith or any of its representatives may seek a protective order or other appropriate remedy or, in Coppersmith’s sole discretion, waive compliance with the terms of this letter agreement.  In the event that no such protective order or other remedy is obtained or Coppersmith does not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of Coppersmith and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Coppersmith and, upon the request of a representative of Coppersmith, all such information shall be returned or, at Coppersmith’s option, destroyed by you, with such destruction confirmed by you to Coppersmith in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

COPPERSMITH VALUE PARTNERS, LLC

By:
Name:
Title:

ACCEPTED AND AGREED:

[NOMINEE]